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
                                                       Page 1 of 21 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934



                                    TELEDYNE, INC.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $1.00 par value
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     879335 10 7
                                   --------------
                                    (CUSIP Number)

               Jon D. Walton, Esq., Vice President-General Counsel and
                       Secretary, Allegheny Ludlum Corporation
            1000 Six PPG Place, Pittsburgh, PA 15222-5479   (412) 394-2836
          -----------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 1, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 2 of 21 pages
          ----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON    ALLEGHENY LUDLUM CORPORATION
                                          ----------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  25-1364894
                                                                 ----------

          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     OO (see Item 3)
                                  ---------------

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Pennsylvania
                                                       -------------

               NUMBER OF      7.  SOLE VOTING POWER                      0
               SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER            8,738,010
               OWNED BY
               EACH           9.  SOLE DISPOSITIVE POWER                 0
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER       8,738,010


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  8,738,010
                                                                  ---------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      15.6
                                                                       ----

          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 3 of 21 pages
          ----------------------------------------------------------------

          This Schedule 13D is being filed in connection with the Agreement and Plan of Merger and Combination dated as of April 1, 1996 (the "Combination Agreement"), among XYZ/Power, Inc., a Delaware corporation subsequently renamed Allegheny Teledyne Incorporated ("ATI"), Allegheny Ludlum Corporation, a Pennsylvania corporation ("ALC"), and Teledyne, Inc., a Delaware corporation ("Teledyne" or the "Company"), which provides, among other things, that upon the terms and subject to the conditions thereof ALC and Teledyne will each become a wholly-owned subsidiary of ATI (the "Combination"). In connection with the execution of the Combination Agreement, each of Donald B. Rice, George A. Roberts, William P. Rutledge, Fayez Sarofim, and Henry E. Singleton (each a "Stockholder"), executive officers and/or directors of Teledyne who own in the aggregate 8,738,010 shares of Teledyne Common Stock, has entered into a Stockholder Agreement dated as of April 1, 1996 with ALC (together, the "Stockholder Agreements"), in which each has individually agreed to vote his shares of Teledyne Common Stock in favor of the approval and adoption of the Combination Agreement and the TI Merger (as defined in the Combination Agreement) and otherwise in favor of the Combination and to grant to ALC, upon ALC's request, his irrevocable proxy to vote such shares.

          COPIES OF THE COMBINATION AGREEMENT AND OF THE FORM OF
          STOCKHOLDER AGREEMENT ARE FILED HEREWITH AS EXHIBITS 1 AND 2, RESPECTIVELY AND ARE INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTIONS OF SUCH AGREEMENTS IN THIS SCHEDULE 13D ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH EXHIBITS.

          ITEM 1.   SECURITY AND ISSUER

          The title of the class of equity security to which this Schedule 13D relates is Common Stock, $1.00 par value ("Teledyne Common Stock"), and the name of the issuer of such securities is Teledyne, Inc. The principal executive offices of Teledyne are located at 2049 Century Park East, Los Angeles, California 90067-3101. As used herein, "Teledyne Common Stock" includes the related Rights issued pursuant to the Stockholders Rights Plan dated January 4, 1995 between Teledyne and Chemical Trust Company of California, as Rights Agent.

          ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Allegheny Ludlum Corporation, a Pennsylvania corporation. The principal executive offices of ALC are located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479. ALC is a leading producer of a wide range of



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
                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 4 of 21 pages
          ----------------------------------------------------------------

          specialty materials including stainless steels, tool steels, high technology alloys and grain-oriented silicon steel.

          Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of ALC: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
          All of the directors and executive officers of ALC are United States citizens.

          During the last five years, neither ALC nor, to the knowledge of ALC, any of the persons named in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither ALC nor, to the knowledge of ALC, any of the persons named in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to each Stockholder Agreement, the consideration given by ALC in connection with the execution and performance thereof was its agreement to enter into the Combination Agreement and to incur the obligations set forth therein.

          ITEM 4.   PURPOSE OF TRANSACTION

          Pursuant to the Combination Agreement, at the "Effective Time" (as defined in the Combination Agreement) a wholly-owned subsidiary of ATI will merge with and into ALC and ALC will become a wholly owned subsidiary of ATI, and a separate wholly-owned subsidiary of ATI will merge with and into Teledyne and Teledyne will become a wholly owned subsidiary of ATI. At or prior to the Effective Time, the Certificate of Incorporation and Bylaws of ATI will be amended and restated in their entirety to read as set forth in Annexes A and B to the Combination Agreement, respectively. Reference is hereby made to the complete text of the provisions of such proposed Certificate of Incorporation and Bylaws as set forth in Annexes A and B, respectively, to Exhibit 1 to this Schedule 13D.

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 5 of 21 pages
          ----------------------------------------------------------------

          By virtue of the Combination, (i) each issued and outstanding share of the Common Stock of ALC (other than shares issued and held in the treasury of ALC or owned of record by Teledyne, the merger subsidiary of Teledyne or any direct or indirect subsidiary thereof) will be converted into and will become one share of ATI Common Stock, par value $.10 per share ("ATI Common Stock"), and (ii) each issued and outstanding share of Teledyne Common Stock (other than shares issued and held in the treasury of Teledyne or owned of record by ALC, the merger subsidiary of ALC or any direct or indirect subsidiary thereof) will be converted into and will become 1.925 shares of ATI Common Stock (although cash will be paid in lieu of the issuance of fractional shares). Upon consummation of the Combination, the Teledyne Common Stock will be delisted from the New York Stock Exchange and the Pacific Stock Exchange and withdrawn from registration under the Securities Exchange Act of 1934. The Combination Agreement does not provide for any change with respect to the Series E Cumulative Preferred Stock, $1.00 par value, of Teledyne. Among the conditions to the obligation of each party to the Combination Agreement to effect the Combination is the approval of the shares of ATI Common Stock to be issued in the Combination for listing on the New York Stock Exchange upon official notice of issuance. Consummation of the Combination is conditioned upon approval by the stockholders of Teledyne, as well as other conditions set forth in the Combination Agreement.

          It is anticipated that, following the consummation of the Combination, dividends on the ATI Common Stock will initially be paid at the annual rate of $.64 per share.

          Upon consummation of the Combination, it is expected that the Board of Directors of ATI will consist of Richard P. Simmons as Chairman of the Board and Chairman of the Executive Committee, Arthur H. Aronson, Robert P. Bozzone, Paul S. Brentlinger, Charles J. Queenan, Jr., Donald B. Rice, George A. Roberts, William P. Rutledge, Henry E. Singleton, and six additional directors, half of whom will be named by ALC and half by Teledyne. Messrs. Simmons, Aronson, Bozzone, Brentlinger and Queenan are currently members of the Board of Directors of ALC and, if any of them is unable or unwilling to serve, ALC will have the right to name a substitute. Drs. Rice, Roberts and Singleton, and Mr. Rutledge, are currently members of the Board of Directors of Teledyne and, if any of them is unable or unwilling to serve, Teledyne will have the right to name a substitute.

          Upon consummation of the Combination, William P. Rutledge, who is currently Chairman of the Board and Chief Executive Officer of Teledyne, will be President and Chief Executive Officer of ATI.

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 6 of 21 pages
          ----------------------------------------------------------------

          Arthur H. Aronson, ALC's President and Chief Executive Officer, and Donald B. Rice, Teledyne's President and Chief Operating Officer, will become Executive Vice Presidents of ATI. In addition, Mr. Aronson will remain President and Chief Executive Officer of ATI's ALC subsidiary, and Dr. Rice will remain President and will become Chief Executive Officer of ATI's Teledyne subsidiary. James L. Murdy, currently Senior Vice President-Finance and Chief Financial Officer of ALC, and Jon D. Walton, currently Vice President-General Counsel and Secretary of ALC, will hold the same positions, respectively, with ATI.

          In connection with the Combination, each of Donald B. Rice, George A. Roberts, William P. Rutledge, Fayez Sarofim, and Henry
          E. Singleton has entered into a Stockholder Agreement with ALC pursuant to which such Stockholder has individually agreed that, until the earlier of the Effective Time or the date on which the Combination Agreement is terminated in accordance with its terms (the ealier such date, the "Expiration Date"), he will vote, or take action by written consent with respect to, all of his shares of Teledyne Common Stock in favor of the adoption and approval of the Combination Agreement and the approval of the TI Merger (as defined in the Combination Agreement) and otherwise in favor of the Combination and any other transaction contemplated by the Combination Agreement as the Combination Agreement may be modified or amended from time to time and against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Combination, including, without limitation, any Acquisition Proposal (as defined in the Combination Agreement) other than the Combination. At the request of ALC, the Stockholder will promptly execute, in accordance with the provisions of the Delaware General Corporation Law, and deliver to ALC an irrevocable proxy and irrevocably appoint ALC or its designees his attorney and proxy to vote or give consent with respect to all of his shares of Teledyne Common Stock for the purposes set forth above. Any such proxy will terminate on the Expiration Date. Each Stockholder has agreed, among other things, that he will not sell or otherwise dispose of any of such shares until the Expiration Date.

          Except as set forth above or as provided in the Combination Agreement or the Stockholder Agreements, neither ALC nor any of the persons listed in Item 2 hereof has any plans or proposals which relate to or would result in any of the matters described in Paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 7 of 21 pages
          ----------------------------------------------------------------

          By virtue of the Stockholder Agreements with the Stockholders that such Stockholders will vote, or grant to ALC, at ALC's request, a proxy with respect to, the 8,738,010 shares of Teledyne Common Stock owned by them in the aggregate, ALC may be deemed to have shared power to vote such shares. By virtue of their agreements with ALC that they will not dispose of such shares, ALC may be deemed to have shared power to dispose of such shares. Such shares represent approximately 15.6% of the shares of Teledyne Common Stock outstanding on February 28, 1996.

          Neither ALC nor any of the persons listed in Item 2 hereof has effected any transactions relating to the Teledyne Common Stock within the past 60 days. Except as has been reported in filings made by any of the Stockholders under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, no person other than the Stockholders is known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in the preceding paragraph.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as set forth in the Combination Agreement, the Stockholder Agreements, and the Shareholder Agreements with respect to the voting and disposition of shares of ALC Common Stock as reported in ALC's Current Report on Form 8-K dated April 2, 1996, neither ALC nor any of the persons named in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT NO.                DESCRIPTION

          1. Agreement and Plan of Merger and Combination dated as of April 1, 1996, among XYZ/Power Inc., Allegheny Ludlum Corporation and Teledyne, Inc.

          2. Form of Stockholder Agreement, dated as of April 1, 1996, by and between Allegheny Ludlum Corporation and the Stockholder named therein

               NOTE: In accordance with Rule 12b-31 under the Securities Exchange Act of 1934, copies of Stockholder Agreements dated as

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 8 of 21 pages
          ----------------------------------------------------------------

          of April 1, 1996 between Allegheny Ludlum Corporation and Donald
          B. Rice, George A. Roberts, William P. Rutledge, Fayez Sarofim, and Henry E. Singleton, respectively, are not filed herewith.
          The following schedule sets forth the material details (consisting only of the name of the Stockholder and the number of shares of Teledyne Common Stock listed on the signature page thereof) in which such documents differ from Exhibit 2 filed herewith:

                                                       NUMBER OF SHARES OF
                    NAME OF STOCKHOLDER               TELEDYNE COMMON STOCK

                    Donald B. Rice                             101,000
                    George A. Roberts                          428,415
                    William P. Rutledge                          9,000
                    Fayez Sarofim                              927,335
                    Henry E. Singleton                       7,272,260

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 9 of 21 pages
          ----------------------------------------------------------------

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        ALLEGHENY LUDLUM CORPORATION



                                        By: JON D. WALTON
                                           --------------------------------
                                           Jon D. Walton
                                           Vice President-General Counsel
                                             and Secretary



          Date: April 10, 1996

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 10 of 21 pages
          ----------------------------------------------------------------

                                       ANNEX I

           DIRECTORS AND EXECUTIVE OFFICERS OF ALLEGHENY LUDLUM CORPORATION


          NAME; PRESENT PRINCIPAL       ADDRESS AND PRINCIPAL BUSINESS OF
          OCCUPATION                    ORGANIZATION IN WHICH EMPLOYED

          Richard P. Simmons            Allegheny Ludlum Corporation
          Chairman of the Board         1000 Six PPG Place
                                        Pittsburgh, PA  15222
                                        Specialty Materials

          Robert P. Bozzone             Allegheny Ludlum Corporation
          Vice Chairman of the Board    1000 Six PPG Place
                                        Pittsburgh, PA  15222
                                        Specialty Materials

          Arthur H. Aronson             Allegheny Ludlum Corporation
          President and Chief           1000 Six PPG Place
          Executive Officer             Pittsburgh, PA  15222
                                        Specialty Materials

          James L. Murdy                Allegheny Ludlum Corporation
          Senior Vice President -       1000 Six PPG Place
          Finance/Chief Financial       Pittsburgh, PA  15222
          Officer                       Specialty Materials

          Robert W. Rutherford          Allegheny Ludlum Corporation
          Senior Vice President -       1000 Six PPG Place
          Commercial                    Pittsburgh, PA  15222
                                        Specialty Materials

          Jack W. Shilling              Allegheny Ludlum Corporation
          Senior Vice President -       1000 Six PPG Place
          Technical                     Pittsburgh, PA  15222
                                        Specialty Materials

          Harry R. Wagner               Allegheny Ludlum Corporation
          Senior Vice President -       1000 Six PPG Place
          Operations                    Pittsburgh, PA  15222
                                        Specialty Materials

          Douglas A. Kittenbrink        Allegheny Ludlum Corporation
          Vice President - Engineering  1000 Six PPG Place
          and Information Technology    Pittsburgh, PA  15222
                                        Specialty Materials

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 11 of 21 pages
          ----------------------------------------------------------------

          Bruce A. McGillivray          Allegheny Ludlum Corporation
          Vice President -              1000 Six PPG Place
          Human Resources               Pittsburgh, PA  15222
                                        Specialty Materials

          Carl R. Moulton               Allegheny Ludlum Corporation
          Group Vice President          1000 Six PPG Place
                                        Pittsburgh, PA  15222
                                        Specialty Materials

          Robert S. Park                Allegheny Ludlum Corporation
          Vice President - Treasurer    1000 Six PPG Place
                                        Pittsburgh, PA  15222
                                        Specialty Materials

          Richard S. Roeser             Allegheny Ludlum Corporation
          Vice President -              1000 Six PPG Place
          Controller                    Pittsburgh, PA  15222
                                        Specialty Materials

          David G. Vietmeier            Allegheny Ludlum Corporation
          Vice President -              1000 Six PPG Place
          Purchasing                    Pittsburgh, PA  15222
                                        Specialty Materials

          Jon D. Walton                 Allegheny Ludlum Corporation
          Vice President -              1000 Six PPG Place
          General Counsel and           Pittsburgh, PA  15222
          Secretary                     Specialty Materials

          Paul S. Brentlinger           Morgenthaler Ventures
          Partner                       700 National City Bank Building
                                        Cleveland, OH  44114
                                        Venture Capital

          C. Fred Fetterolf             Q-Core Enterprise
          Consultant                    210 Overlook Drive
                                        79 North Industrial Park
                                        Sewickley, PA  15143
                                        Consulting services

          Thomas Marshall               Dynamet, Inc.
          Vice Chairman                 195 Museum Road
                                        Washington, PA  15301
                                        Titanium, superalloy products,
                                        machine components and die forgings

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 12 of 21 pages
          ----------------------------------------------------------------

          W. Craig McClelland           Union Camp Corporation
          President and Chief           1600 Valley Road
          Executive Officer             Wayne, NJ  07470
                                        Paper products

          Richard K. Pitler             2 Red Cedar Road
          Retired                       Amelia Island, FL  32034

          Anne Pol                      Thermo Electron Corporation
          Vice President                81 Wyman Street
                                        P.O. Box 9046
                                        Waltham, MA  02254
                                        Cogeneration, environmental,
                                        biomedical, engineering and
                                        metallurgical products, systems and
                                        services

          Charles J. Queenan, Jr.       Kirkpatrick & Lockhart LLP
          Senior Counsel                1500 Oliver Building
                                        Pittsburgh, PA  15222
                                        Attorneys

          James E. Rohr                 PNC Bank Corp.
          President                     One PNC Plaza
                                        30th Floor
                                        Fifth Avenue & Wood Street
                                        Pittsburgh, PA  15222
                                        Banking services

          George W. Tippins             Tippins Incorporated
          Chairman                      435 Butler Street
                                        P.O. Box 9547
                                        Pittsburgh, PA  15223
                                        Design, engineering and
                                        construction of rolling mills for
                                        the steel industry

          Steven C. Wheelwright         Harvard University
          Professor of Business         Graduate School of Business
                                         Administration
                                        One Soldiers Field Park
                                        Boston, MA  02163

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 13 of 21 pages
          ----------------------------------------------------------------


                                    EXHIBIT INDEX

          Exhibit
          No.       Description                                       Page

          1. Agreement and Plan of Merger and Combination dated as of April 1, 1996, among XYZ/Power Inc., Allegheny Ludlum
               Corporation and Teledyne, Inc.                           *

          2. Form of Stockholder Agreement, dated as of April 1, 1996, by and between Allegheny Ludlum Corporation and the
               Stockholder named therein                              14

          -------
          * A copy of this document, filed as Exhibit 2.1 to the Current Report on Form 8-K dated April 2, 1996 of Allegheny Ludlum Corporation, is incorporated herein by reference.

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 14 of 21 pages
          ----------------------------------------------------------------

          EXHIBIT NO. 2



                                STOCKHOLDER AGREEMENT
                                ---------------------


                    THIS STOCKHOLDER AGREEMENT, dated as of April 1, 1996, by and between Allegheny Ludlum Corporation, a Pennsylvania corporation ("ALC"), and the stockholder listed on the signature page hereof (such stockholder and (with respect to Shares owned jointly with his or her spouse) together with his or her spouse, being referred to herein as the "Stockholder");


                                     WITNESSETH:

                    WHEREAS, the Stockholder, as of the date hereof, is the owner of or has the sole right to vote the number of shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Teledyne, Inc., a Delaware corporation (the "Company"), set forth below the name of the Stockholder on the signature page hereof (the "Shares"); and

                    WHEREAS, in reliance upon the execution and delivery of this Agreement, ALC will enter into an Agreement and Plan of Merger and Combination, dated as of the date hereof (the "Combination Agreement"), with New Corporation and the Company which provides, among other things, that upon the terms and subject to the conditions thereof ALC and the Company will each become a wholly owned subsidiary of New Corporation (the "Combination"); and

                    WHEREAS, to induce ALC to enter into the Combination Agreement and to incur the obligations set forth therein, the Stockholder is entering into this Agreement pursuant to which the Stockholder agrees to vote in favor of the Combination and certain other matters as set forth herein, and to make certain agreements with respect to the Shares upon the terms and conditions set forth herein;

                    NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 15 of 21 pages
          ----------------------------------------------------------------

                    Section 1. Voting of Shares; Proxy. (a) The Stockholder agrees that until the earlier of (i) the Effective Time (as defined in the Combination Agreement) or (ii) the date on which the Combination Agreement is terminated (the earliest thereof being hereinafter referred to as the "Expiration Date"), the Stockholder shall vote all Shares owned by the Stockholder at any meeting of the Company's stockholders (whether annual or special and whether or not an adjourned meeting), or, if applicable, take action by written consent (i) for adoption and approval of the Combination Agreement and in favor of the TI Merger (as defined in the Combination Agreement) and otherwise in favor of the Combination and any other transaction contemplated by the Combination Agreement as such Combination Agreement may be modified or amended from time to time and (ii) against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Combination, including, without limitation, any Acquisition Proposal (as defined in the Combination Agreement) other than the Combination. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

                    (b) At the request of ALC, the Stockholder, in furtherance of the transactions contemplated hereby and by the Combination Agreement, and in order to secure the performance by the Stockholder of his or her duties under this Agreement, shall promptly execute, in accordance with the provisions of
          Section 212(e) of the Delaware General Corporation Law, and deliver to ALC, an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint ALC or its designees, with full power of substitution, his or her attorney and proxy to vote, or, if applicable, to give consent with respect to, all of the Shares owned by the Stockholder in respect of any of the matters set forth in, and in accordance with the provisions of, clauses (i) and (ii) above of Section 1(a). The Stockholder acknowledges that the proxy executed and delivered by him or her shall be coupled with an interest, shall constitute, among other things, an inducement for ALC to enter into the Combination Agreement, shall be irrevocable and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the Stockholder. Notwithstanding any provision contained in such proxy, such proxy shall terminate upon the Expiration Date.

                                     Schedule 13D
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                    Section 2.  Covenants of the Stockholder.  The
          Stockholder covenants and agrees for the benefit of ALC that, until the Expiration Date, he will:

                    (a) not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares owned by him or her or any interest therein (provided, that the foregoing shall not prevent the Stockholder from transferring the Shares to an entity for estate planning purposes, provided that the Stockholder retains sole voting rights over the Shares or the estate planning entity executes a joinder agreeing to be bound by the terms of this Agreement;

                    (b) other than as expressly contemplated by this Agreement, not grant any powers of attorney or proxies or consents in respect of any of the Shares owned by him or her, deposit any of the Shares owned by him or her into a voting trust, enter into a voting agreement with respect to any of the Shares owned by him or her or otherwise restrict the ability of the holder of any of the Shares owned by him or her freely to exercise all voting rights with respect thereto;

                    (c) not, in his or her capacity as a shareholder of the Company (it being understood that nothing in this Stockholder Agreement shall restrict or affect Stockholder in any other capacity, including as a director or officer, as applicable, of the Company) and he or she shall direct and use his or her best efforts to cause his or her agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Stockholder shall immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform his or her agents and representatives of the obligations undertaken in this Section 2(c). The Stockholder shall notify ALC immediately if any such inquiries or proposals are received by, any such information is requested from, or any such



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                                     Schedule 13D
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               negotiations or discussions are sought to be initiated or
               continued with, him or her; and

                    (d) not take any action whatsoever that, based on advice from ALC's or the Company's independent auditors would or could prevent the Combination from qualifying for "pooling of interests" accounting treatment.


                    Section 3. Covenants of ALC. ALC covenants and agrees for the benefit of the Stockholder that (a) immediately upon execution of this Agreement, ALC shall enter into the Combination Agreement, and (b) until the Expiration Date, it shall use all reasonable efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Combination Agreement, consistent with the terms and conditions of each such agreement; provided, however, that nothing in this Section 3, Section 12 or any other provision of this Agreement is intended, nor shall it be construed, to limit or in any way restrict ALC's right or ability to exercise any of its rights under the Combination Agreement.


                    Section 4. Representations and Warranties of the Stockholder. The Stockholder represents and warrants to ALC that: (a) the execution, delivery and performance by the Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which the Stockholder is bound; (b) this Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms; (c) the Stockholder is the sole owner of or has the sole right to vote the Shares and the Shares represent all shares of Common Stock which the Stockholder is the sole owner of or has the sole right to vote at the date hereof, and the Stockholder does not have any right to acquire, nor is he the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company (other than shares subject to options or other rights granted by the Company); (d) the Stockholder has full right, power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; and (e) the Stockholder



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                                     Schedule 13D
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          owns the Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies, voting trusts and voting agreements of any nature whatsoever other than as provided by this Agreement. The representations and warranties contained herein shall be made as of the date hereof and as of each day from the date hereof through and including the Effective Time (as defined in the Combination Agreement).


                    Section 5. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger (other than the Combination) recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Shares or (b) that the Stockholder shall become the beneficial owner of any additional shares of Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, then the terms of this Agreement shall apply to the shares of capital stock or other instruments or documents held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder.


                    Section 6. Specific Performance. The Stockholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Combination Agreement, and that, without these agreements, ALC would not enter into the Combination Agreement, and acknowledges that damages would be an inadequate remedy for any breach by him or her of the provisions of this Agreement. Accordingly, the Stockholder and ALC each agree that the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.


                    Section 7. Notices. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt (or refusal of receipt), shall be in writing and shall be delivered in person, by telecopy or telefacsimile, by telegram, by next-day courier service, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the Stockholder at the address listed on the signature page hereof, and to ALC at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222,
          Attention: Secretary, telecopy number 412-394-3010, or to such other address or telecopy number as any party may have furnished to the other in writing in accordance herewith.



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                                     Schedule 13D
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                    Section 8.  Binding Effect; Survival.  Upon execution
          and delivery of this Agreement by ALC, this Agreement shall become effective as to the Stockholder at the time the Stockholder executes and delivers this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.


                    Section 9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.


                    Section 10. Counterparts. This Agreement may be executed in two counterparts, both of which shall be an original and both of which together shall constitute one and the same agreement.


                    Section 11. Effect of Headings. The Section headings herein are for convenience of reference only and shall not affect the construction hereof.


                    Section 12. Additional Agreements; Further Assurance. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. The Stockholder will provide ALC with all documents which may reasonably be requested by ALC and will take reasonable steps to enable ALC to obtain all rights and benefits provided it hereunder.


                    Section 13. Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by ALC and the Stockholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.


                     [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



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                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 20 of 21 pages
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                    IN WITNESS WHEREOF, this Agreement has been duly
          executed by the parties hereto all as of the day and year first above written.

                                             ALLEGHENY LUDLUM CORPORATION


                                             By A. H. ARONSON
                                                --------------------------
                                             Name: Arthur H. Aronson
                                             Title: President and Chief
                                                    Executive Officer



          __________________________
          Stockholder

          __________________________
          Spouse



          Address:



          Number of Shares:



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                                     Schedule 13D
          CUSIP No. 879335 10 7                        Page 21 of 21 pages
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                                                                    ANNEX A



                                   [Form of Proxy]

                                  IRREVOCABLE PROXY




                    In order to secure the performance of the duties of the undersigned pursuant to the Stockholder Agreement, dated as of April 1, 1996 (the "Stockholder Agreement"), between the undersigned and Allegheny Ludlum Corporation., a Pennsylvania corporation, a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints _________________ and ___________________, and each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in clauses (i) and (ii) of Section 1 of the Stockholder Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said
          Section 1 and otherwise act (consistent with the terms of the Stockholder Agreement) with respect to all shares of Common Stock, par value $1.00 per share (the "Shares"), of Teledyne, Inc., a Delaware corporation (the "Company"), whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of the Company held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Shares heretofore granted by the undersigned. This Proxy shall terminate on September 30, 1996. This Proxy has been executed in accordance with Section 212(e) of the Delaware General Corporation Law.



          Dated:____________________              _______________________


          Dated:____________________              _______________________